# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AIR Global PLC, CIK 0002097725
CUSIP: G0180Y100
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: Festival Office Tower, Dubai Festival, 7th Floor, Office No. 700, Dubai, United Arab Emirates (C0), 00000
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002148415

## Reporting persons
- Bank of Jordan plc: type of reporting person: corporation (CO); citizenship or place of organization: Jordan (M2); sole voting power 9,906,941; shared voting power 0; sole dispositive power 9,906,941; shared dispositive power 0; aggregate amount beneficially owned 9,906,941 (6.2% of the class)

## Item 1. Issuer
Name of issuer: AIR Global PLC
Address of issuer's principal executive offices: Festival Office Tower, Dubai Festival City, 7th Floor, Office No. 700, Dubai, United Arab Emirates

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Bank of Jordan plc (the "Reporting Person").
Address of principal business office or, if none, residence: The business address of the Reporting Person is 15 Abdul Hameed Sharaf Street, Shmeisani, Amman, Jordan.
Citizenship: The Reporting Person is organized under the laws of Jordan.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented below represents beneficial ownership of Ordinary Shares of the Issuer as of June 30, 2026, based upon 160,386,602 shares of Ordinary Shares outstanding as of May 15, 2026, as disclosed in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 21, 2026.

The Reporting Person, which is publicly listed on the Amman Stock Exchange, is the record owner of 9,906,941 Ordinary Shares, which includes 471,759 earnout shares that are subject to redesignation, redemption or cancellation if certain vesting conditions are not met prior to the end of the five-year period following May 15, 2026.
Percent of class: 6.2%
Sole power to vote or to direct the vote: 9,906,941
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 9,906,941
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Bank of Jordan plc: /s/ Saleh Rajab Hammad, Saleh Rajab Hammad, Bank Chief Executive Officer (08/11/2026)